 SUBSCRIPTION AGREEMENT BETWEEN THE TRUST AND THE INVESTOR

NEIMAN ENHANCED DIVIDEND FUND
A SERIES OF THE
NEIMAN FUNDS

LETTER OF INVESTMENT INTENT

March 18, 2003

To the Board of Trustees of the Neiman Funds

The undersigned (the “Purchaser”) hereby subscribes to purchase a beneficial interest (“Interest”) of the Neiman Enhanced Dividend Fund, a series of the Neiman Funds, in the amount of one hundred thousand dollars ($100,000.00) for five thousand (5,000) shares at net asset value of twenty dollars ($20.00) per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of one hundred thousand dollars ($100,000.00).

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Neiman Family Non-Marital Deduction Trust
Dated March 18 , 2003
/s/ Harvey Neiman TTEE
By: Harvey Neiman, Trustee